News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

23 November 2010

Retirement of Andy Prozes from Reed Elsevier

Reed Elsevier today announced the retirement of Andy Prozes from his role as Chief Executive Officer of LexisNexis and from the boards of Reed Elsevier with effect from 31 December 2010.

Andy Prozes, who will be 65 in January, has served as CEO of LexisNexis since 2000 and as an executive director of the Reed Elsevier boards (Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc). Mr Prozes will not be replaced on the boards and no further executive board appointments will be made at this time.

Erik Engstrom, Chief Executive Officer of Reed Elsevier, said:

“I would like to thank Andy for a decade of leadership of LexisNexis, and for the experience and judgment he has brought to our boards.”

With effect from 1 January 2011, Reed Elsevier will operate its risk solutions and legal businesses as two separate units, each with its own CEO reporting to Erik Engstrom: Jim Peck as CEO of risk solutions and Mike Walsh as CEO of the global legal business.

Jim Peck has led the risk solutions business since 2004, and has been responsible for the successful integration of ChoicePoint following its acquisition in 2008. A computer science graduate with an MBA from The Ohio State University, he has worked for LexisNexis for almost 20 years, and has held leadership positions in areas such as editorial systems development, online solutions and global product development.

Mike Walsh has led the LexisNexis US legal markets business since 2008. A graduate of Harvard Law School, he worked as an attorney at Weil, Gotshal & Manges, was seconded internationally to support corporate legal counsel for General Electric, and co-founded Infirmation.com which he merged with FindLaw and sold to Thomson Corporation in 2001. Mr Walsh joined LexisNexis in 2003, and has held senior roles in global strategy, business development and law firm markets.

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Notes to editors

About Reed Elsevier Group plc
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 30,000 people, including approximately 17,000 in North America. In February 2010, Reed Elsevier reported revenues for 2009 of £6,071m/€6,800m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.